

June 8, 2011

Via e-mail
Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
5455 152nd Street, Suite 308
Surrey, BC V3S 5A5
Canada

> **Re:** **Silverado Gold Mines Ltd.**
>
> **Form 8-K**
> **Filed January 18, 2011**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **File No. 000-12132**

Dear Mr. Anselmo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the British Columbia Securities Commission issued a Cease Trade Order with respect to your securities on January 21, 2011. We also note that you have not disclosed this information in any periodic or current report filed with the Commission. With a view toward disclosure, please tell us how this cease trade order affects you.

Form 10-K for Fiscal Year Ended November 30, 2010

General

2.   We note that you have not filed as an exhibit to your annual report a consent from your
        independent public accounting firm, or a consent from your third party mining consultant.
        However, it appears that you have incorporated this annual report on Form 10-K by
        reference into several previously filed registration statements on Form S-8, including,
        without limitation, those with file numbers 333-170927, 333-167403, and 333-163744.
        Please explain to us how you have complied with Item 601(b)(23) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

Liquidity and Capital Resources, page 62

3.   We note your disclosure at page 46 that as of November 30, 2010 you were in arrears of
        required mineral property claims and option payments of $550,000 with respect to the
        Hammond property. Similarly, we note your disclosure at page F-15 that you have not
        repaid the promissory note that matured on September 1, 2010. Please revise your
        disclosure to discuss these items in the context of your liquidity.

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please obtain and file an audit report from your principal auditor that opines on the period
        from the recommencement of the exploration stage (December 1, 2001) through
        November 30, 2010. Please note that auditor association with the cumulative data is
        required on an annual basis for as long as you are within the exploration stage. To the
        extent your principal auditor references the work of other auditors in opining on this
        cumulative period, please file the report(s) of the other auditors pursuant to Rule 2-05 of
        Regulation S-X. Please refer to paragraphs 12 and 13 of AU Section 508, as adopted by
        Rule 3200T of the Public Company Accounting Oversight Board, for additional
        information. Please include a sample of your auditor report(s) with your response to this
        comment.

Controls and Procedures, page 70

5.   It appears your have combined your disclosure related to internal control over financial
        reporting with your disclosure related to disclosure controls and procedures. Please
        amend your filing to segregate your evaluation of your disclosure controls and procedures
        pursuant to Item 307 of Regulation S-K from your evaluation of internal control over
        financial reporting pursuant to Item 308 of Regulation S-K. In your response to this

comment, please provide us a sample of your proposed modified disclosure for Item 9A of your Form 10-K.

Directors, Executive Officers, and Corporate Governance, page 71

6.   For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

7.   We note your disclosure at page 72 that Donald Balletto serves on your audit committee, and your disclosure that your board of directors has determined that each member of your audit committee is independent as that term is defined in Rule 121 of the American Stock Exchange Listing Standards. We also note your disclosure at page 77 regarding your belief that Mr. Balletto is an independent director under NASDAQ's Marketplace Rules. Please tell us your basis for determining that Donald Balletto meets such independence standards. In that regard, we note that he serves as your chief financial officer.

Executive Compensation, page 72

8.   We note your disclosure at page F-21 that companies in the Tri-Con group have been hired to carry out all of the company's fieldwork and to provide administrative and management services. We also note your disclosure at page 3 that the companies in the Tri-Con group are controlled by the individual who serves as your president, chief executive officer, and the chairman of your board of directors, as well as your disclosure at page 76 that such individual is also the sole stockholder of the companies in the Tri-Con group. With respect to your disclosures related to the compensation of your executive officers and directors, please tell us your basis for determining that none of the amounts you have paid to companies in the Tri-Con group are reportable by you as executive compensation under Item 402 of Regulation S-K. In that regard, we note that Item 402(m)(1) of Regulation S-K provides that the executive compensation disclosure should include all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers, by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402. Item 402(m)(1) also provides that all such compensation shall be reported pursuant to Item 402, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.

Security Ownership of Certain Beneficial Owners and Management and Related

Stockholder Matters, page 74

9. Please revise your disclosure to provide the information required by Item 403 of Regulation S-K for your chief financial officer.

Form 10-Q for Quarterly Period Ended February 28, 2011

Management's Discussion and Analysis, page 25

Forward Looking Statements, page 25

10. We note your references to the Private Securities Litigation Reform Act of 1995, as well as Section 21E of the Exchange Act and Section 27A of the Securities Act. However, it does not appear that you are eligible to rely on these provisions, as you are penny stock issuer. Please revise or advise.

Controls and Procedures, page 34

11. It appears you have included disclosure of your assessment of internal controls over financial reporting as of February 28, 2011. Pursuant to the instructions to Item 4 of Form 10-Q, only disclosures regarding changes in internal controls over financial reporting pursuant to Item 308(c) of Regulation S-K are required to be presented in your Form 10-Q. To the extent you wish to continue to disclose the results of an interim assessment of internal control over financial reporting pursuant to Item 308(a) of Regulation S-K, please segregate this disclosure from the disclosure required by Item 307 of Regulation S-K relating to disclosure controls and procedures. In your response to this comment, please provide us a sample of your proposed modified disclosure for Item 4 of your Form 10-Q.

Engineering Comments

General

12. In general the information in your Form 20-F is repetitive and contains disclosure that is technical in nature. Section (b) of Industry Guide 7 requires a brief overview of your mineral properties and states that technical data should not be included in the report. Please substantially revise your disclosure by rewriting or editing your major sections, eliminating all extraneous detail, and briefly summarizing your pertinent information.

13. Please forward to our engineer, as supplemental information and not as part of your filing, your financial model and the calculations supporting your polygon tonnages and

grades, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. If possible please provide this information on a CD.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Form 8-K filed January 18, 2011

14.   We note your technical report in your Form 8-K filed on January 18, 2011. Section (b)(7) of Industry Guide prohibits technical reports from being filed with the Commission and states that technical reports should be furnished to the Commission as supplemental information. Please issue a press release retracting the information in your 8-K filed on January 18, 2011.

15.   In addition, we are unable to locate the technical report with the link provided in your 8-K filed on January 18, 2011. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. If possible please provide this information on a CD.

Update of Mineral Resource and Reserve Estimates; Amended June 1st, 2009

1.9 Mineral Reserve Statement, page 17

16.   In this section of you technical report you state modeling has been undertaken in such a manner that the resource tonnage and grade estimates already provide sufficient allowance for grade dilution and losses in mine recovery. Please explain to us in detail how you have made this determination. In addition, based on your mining method and life of mine plan please tell us your expected mining dilution.

17.4 Assumptions, methods, and parameters, page 84

17.   We note you performed an analysis of grade variability in regards to the calculation of your resources. Please tell us about this analysis, and explain to us how you determined continuity between sample points when determining the grade of your resource polygons.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact John Lucas at (202) 551-3650, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director